sats
one with you

09047180

12 October 2009

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

SEC Mail Processing Section

BY COURIER

OCT 19 2009

Washington, DC
110

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 14 July 2009 up to 09 September 2009, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 07 July 2009 up to 28 September 2009 (ESOS 742 – ESOS 760).

Yours truly

Shireena Woon
Vice President, Corporate Services

encl

dw 10/22

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

SINGAPORE EXCHANGE

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Listed Companies Info

Company Announcements

Have the new listing information all in a glance

Announcement Period: Last 3 Months

Company Name: SINGAPORE AIRPORT TRML SVCSLTD

Announcement Category: Select Announcement Category

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	Company	Announcement Title	Date	Time
105	SINGAPORE AIRPORT TRML SVCSLTD	NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST	Sep 09 2009	06:29:08 PM
103	SINGAPORE AIRPORT TRML SVCSLTD	NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST	Sep 09 2009	06:26:13 PM
75	SINGAPORE AIRPORT TRML SVCSLTD	NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST	Sep 03 2009	05:49:49 PM
94	SINGAPORE AIRPORT TRML SVCSLTD	NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST	Sep 02 2009	06:18:15 PM
73	SINGAPORE AIRPORT TRML SVCSLTD	NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST	Aug 28 2009	05:19:05 PM
30	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS LAUNCHES SINGAPORE'S FIRST ON-AIRPORT PERISHABLES HANDLING CENTRE	Aug 18 2009	12:57:56 PM
76	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS RENEWS CONTRACT WITH SIA CARGO	Aug 17 2009	05:53:03 PM
69	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: BOARD CHANGES	Jul 28 2009	05:11:56 PM
58	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: RESULTS OF 36TH ANNUAL GENERAL MEETING	Jul 28 2009	05:07:34 PM

69	SINGAPORE AIRPORT TRML SVCSLTD	FIRST QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT	Jul 27 2009	05:21:14 PM
86	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS RELEASES 1QFY2009/10 FINANCIAL RESULTS ON 27 JULY 2009	Jul 14 2009	05:37:38 PM

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NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	09-Sep-2009 18:29:24
Announcement No.	00105

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	09-09-2009
2.	Name of Substantial Shareholder *	Tembusu Capital Pte. Ltd. ("Tembusu"), Napier Investments Pte. Ltd. ("Napier")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	07-09-2009
2.	Name of Registered Holder	Venezio Investments Pte. Ltd.
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	On 7 September 2009, pursuant to an internal restructuring exercise to consolidate the shareholdings in SATS, Temasek Holdings (Private) Limited ("Temasek") and Aranda Investments Pte. Ltd. transferred all of their 471,108,858 ordinary shares and 7,988,000 ordinary shares respectively in SATS ("Shares") (44.36%) to Temasek's indirect wholly owned subsidiary, Venezio Investments Pte. Ltd. ("Venezio"). As Tembusu is the holding company of Napier which is in turn the holding company of Venezio, Tembusu and Napier are deemed by virtue of section 7(4) of the Companies Act to be interested in the Shares held by Venezio.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	479,096,858
As a percentage of issued share	44.36 %

capital	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.23
No. of Shares held after the change	479,096,858
As a percentage of issued share capital	44.36 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	479,096,858
As a percentage of issued share capital	0 %	44.36 %

Footnotes	Percentage of shareholding is expressed based on 1,080,038,673 Shares in issue as of 27 August 2009
Attachments	Total size = **0** (2048K size limit recommended)

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NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	09-Sep-2009 18:26:43
Announcement No.	00103

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	09-09-2009
2.	Name of Substantial Shareholder *	Venezio Investments Pte. Ltd. ("Venezio")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	07-09-2009
2.	Name of Registered Holder	Venezio Investments Pte. Ltd.
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	On 7 September 2009, pursuant to an internal restructuring exercise to consolidate the shareholdings in SATS, Temasek Holdings (Private) Limited ("Temasek") and Aranda Investments Pte. Ltd. transferred all of their 471,108,858 ordinary shares and 7,988,000 ordinary shares respectively in SATS ("Shares") (44.36%) to Temasek's indirect wholly owned subsidiary, Venezio.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	479,096,858
As a percentage of issued share capital	44.36 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.23
No. of Shares held after the change	479,096,858

As a percentage of issued share capital	44.36 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	479,096,858	0
As a percentage of issued share capital	44.36 %	0 %

Footnotes	Percentage of shareholding is expressed based on 1,080,038,673 Shares in issue as of 27 August 2009
Attachments	Total size = **0** (2048K size limit recommended)

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NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	03-Sep-2009 17:50:08
Announcement No.	00075

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	02-09-2009
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited ("Temasek")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	01-09-2009
2.	The change in the percentage level	From 81.19% % To 44.97% %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	On 1 September 2009, Singapore Airlines Limited ("SIA") transferred substantially all of its shares in SATS ("Shares") to its shareholders by way of a dividend in species ("Distribution"). Pursuant to the Distribution: (i) SIA's shareholding in SATS decreased to 6,359,568 Shares (0.59%**); (ii) Temasek, as a shareholder of SIA, received 471,108,858 Shares (43.62%**); and (iii) DBS Group Holdings Limited ("DBSH") through its subsidiaries, as shareholders of SIA, received 211,816 Shares (0.02%**). Therefore as at close of business on 1 September 2009, Temasek had an interest in 485,708,242 Shares (44.97%**) comprising:- 1. 471,108,858 Shares (43.62%**) held by Temasek; 2. 7,988,000 Shares (0.74%**) held by Aranda Investments Pte. Ltd. ("Aranda"). Temasek as ultimate holding company of Aranda is deemed by virtue of section 7(4) of the Companies Act ("Act") to have an interest in the Shares that are held by Aranda; 3. 6,359,568 Shares (0.59%**) held by SIA. Temasek as the holding company of SIA is deemed by virtue of section 7(4) of the Act to have an interest in the Shares that are held by SIA; 4. 40,000 Shares (0.004%**) held by ST Asset Management Ltd ("STAM"). Temasek as the holding company of STAM is deemed by virtue of section 7(4) of the Act to have an interest in the Shares that are held by STAM; and 5. 211,816 Shares (0.02%**) held by the DBSH subsidiaries. DBSH is an associated company of Temasek. Accordingly, Temasek is deemed by virtue of section 7(4A) of the Act to have an interest in the Shares that are held or controlled by the DBSH subsidiaries. Temasek became aware of the change in the percentage level of its interest in the Shares on 1 September 2009.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	876,760,271
As a percentage of issued share capital	0 %	81.19 %
No. of shares held after the change	471,108,858	14,599,384
As a percentage of issued share capital	43.62 %	1.35 %

Footnotes	* Percentaqe of shareholding is expressed based on 1,079,914,873 Shares in issue as of 24 August 2009 ** Percentage of shareholding is expressed based on 1,080,038,673 Shares in issue as of 27 August 2009
Attachments	Total size = **0**

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NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-Sep-2009 18:19:07
Announcement No.	00094

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	01-09-2009
2.	Name of Substantial Shareholder *	Singapore Airlines Limited ("SIA")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Shareholding	01-09-2009
2.	The change in the percentage level	From 80.6 % To 0.6 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	On 31 July 2009, the shareholders of SIA had, at an extraordinary general meeting of SIA convened on the same date, approved the proposed distribution in specie of up to 870,000,000 ordinary shares in the capital of SATS held by SIA to the entitled shareholders of SIA. The SATS shares which would otherwise have been credited to certain overseas shareholders have been dealt with in the manner described in paragraph 5.7.7 of SIA circular dated 25 June 2009. In this regard, the securities accounts of entitled shareholders other than certain overseas shareholders, who are depositors, have been credited with SATS shares.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level of SIA's shareholding in SATS is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	**Deemed**
No. of shares held before the change	870,000,000	0
As a percentage of issued share capital	80.6 %	0 %
No. of shares held after the change	6,359,568	0
As a percentage of issued share capital	0.6 %	0 %

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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NOTICE OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	28-Aug-2009 17:19:38
Announcement No.	00073

\>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

\>> PART I

1.	Date of notice to issuer *	27-08-2009
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited ("Temasek")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

\>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	25-08-2009
2.	The change in the percentage level	From 80.97 % To 81.23 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	From 5 till 25 August 2009, Aranda Investments Pte. Ltd. ("Aranda") purchased 7,988,000 ordinary shares of SATS ("Shares") (0.74% **). On 24 and 25 August 2009, Singapore Airlines Limited ("SIA") sold a total of 1,267,729 Shares. Pursuant to the sale, SIA's shareholding in SATS decreased to 868,732,271 Shares (80.44%**). From 19 July 2007 till 24 August 2009, SATS issued 5,360,718 Shares pursuant to the exercise of employee share options thereby increasing its issued share capital from 1,074,554,155 Shares on 18 July 2007 to 1,079,914,873 Shares on 24 August 2009. Temasek as holding company of Aranda and SIA is deemed to have an interest in the Shares held by Aranda and SIA. Accordingly, Temasek's deemed interest in SIA increased from 870,040,000 Shares (80.97%*) on 18 July 2007 to 876,760,271 Shares (81.19% **) on 25 August 2009 comprising 7,988,000 Shares held by Aranda, 868,732,271 Shares held by SIA and 40,000 Shares held by its subsidiary, ST Asset Management Ltd. Temasek became aware of the change in the percentage level of its interest in the Shares on 25 August 2009.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	870,040,000
As a percentage of issued share capital	0 %	80.97 %
No. of shares held after the change	0	876,760,271
As a percentage of issued share capital	0 %	81.19 %

Footnotes	* Percentage of shareholding is expressed based on 1,074,554,155 Shares in issue as of 18 July 2007. ** Percentage of shareholding is expressed based on 1,079,914,873 Shares in issue as of 24 August 2009.
Attachments	Total size = **0** (2048K size limit recommended)

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	18-Aug-2009 12:58:44
Announcement No.	00030

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS LAUNCHES SINGAPORE'S FIRST ON-AIRPORT PERISHABLES HANDLING CENTRE
Description	Please see attachment.
Attachments	Launch-of-Coolport-at-Changi.pdf Total size = **27K** (2048K size limit recommended)

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sats
one with you

Media Release August/09

SATS LAUNCHES SINGAPORE'S FIRST ON-AIRPORT PERISHABLES HANDLING CENTRE

Singapore, 18 August 2009 – Singapore Airport Terminal Services Limited (SATS) today announced its plans to launch Coolport @ Changi – Singapore's first on-airport perishables handling centre – in the first quarter of 2010. Major logistics players, freight forwarders as well as senior executives of the Singapore Economic Development Board (EDB), Civil Aviation Authority of Singapore (CAAS) and Changi Airport Group (CAG) were amongst the guests at a gala launch event held at the Grand Hyatt earlier today. Managing Director of EDB, Dr Beh Swan Gin graced the launch as Guest-of-Honour.

Costing approximately S$12 million to build, Coolport @ Changi will be the first dedicated on-airport facility in Singapore for handling terminal and transit perishables cargo within the Free Trade Zone. It will have multi-tiered zones, with different temperatures ranging from -28°C to 18°C, to handle a wide range of commodities such as live seafood, ornamental fish, meats, fresh produce and flowers.

President and Chief Executive Officer of SATS, Mr Clement Woon elaborated, "We believe Coolport @ Changi will present our airline customers with new opportunities to access new sources of business and help them differentiate themselves better. Our vision is for Coolport @ Changi to become the preferred transhipment hub for those categories of products requiring a secure cool chain logistics process."

A first in Singapore, Coolport @ Changi will also have a dedicated system in place to handle urgent medical cargo, strengthening Singapore's position as Asia's leading biomedical hub.

Managing Director of EDB, Dr Beh Swan Gin said, "The presence of industry leaders enables Singapore to be a lead market for perishable supply chains in sectors such as pharmaceuticals. Logistics companies are able to understand first-hand, the unique needs of these sectors and develop innovative, customised solutions to meet these needs. Coolport @ Changi will enhance

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

Singapore's positioning as an efficient, secure and reliable node for the perishables market in Asia."

Bringing new products to new markets

Located within SATS Airfreight Terminal 2, Coolport @ Changi will have an annual operating capacity of approximately 250,000 tonnes, with scope for expansion from the current 8,000 square metres to 14,000 square metres.

Coolport @ Changi will be the first facility in Singapore comprising three multi-tiered zones with different temperatures ranging from -28°C to 18°C. It will be able to handle a broad range of perishables cargo such as live seafood and ornamental fish, fresh produce, meats, flowers and pharmaceutical products including vaccines.

A host of value-added propositions including Warehousing and Distribution, Live Tanking, Inventory Management & Control, and Ripening facilities provides a complete cool chain logistics solution.

Coolport @ Changi will be designed in accordance with internationally recognised Hazard Analysis and Critical Control Points (HACCP) guidelines for food safety and in compliance with the highest international standards of cool chain integrity. It also aims to be the first Halal-certified air cargo hub for perishables in Asia Pacific.

Director-General of CAAS, Mr Yap Ong Heng said, "Given the global trend towards greater air services liberalisation, competition amongst air hubs will only intensify. Those air hubs that continuously innovate and introduce new products and services to better meet the needs of the industry will have a competitive edge. Coolport @ Changi is an excellent example of Singapore's efforts in this regard to ensure that the Changi air hub stays ahead of the competition."

Chief Executive Officer of CAG, Mr Lee Seow Hiang said, "We congratulate and welcome the launch of Coolport @ Changi in Singapore. This new service offering with enhanced cold chain management capabilities at Changi Airport will further differentiate Singapore as a leading air hub in Asia. We look forward to collaborating with SATS and our airline and logistics partners to seize these new growth opportunities moving forward."

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

Specialist perishables cargo freight forwarder, Hellman Perishable Logistics, has been selected as a partner and consultant for Coolport @ Changi.

----- End -----

About Singapore Airport Terminal Services Limited

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises inflight catering, food trading and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg

Investor and Media Contacts:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)

Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih-Huei (Ms) / Evangelina Wee (Ms)
Kreab Gavin Anderson
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 / (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: sang@kreabgavinanderson.com / ewee@kreabgavinanderson.com

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	17-Aug-2009 17:53:31
Announcement No.	00076

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS RENEWS CONTRACT WITH SIA CARGO
Description	Please see attachment.
Attachments	Contract_Renewal_With_SIA-Cargo.pdf Total size = **21K** (2048K size limit recommended)

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Media Release August/09

SATS RENEWS CONTRACT WITH SIA CARGO

Singapore, 17 August 2009 – Singapore Airport Terminal Services Limited (SATS) today announced the successful renewal of its comprehensive cargo contract with Singapore Airlines Cargo (SIA Cargo) at Changi Airport.

The new contract is for five years and will commence retrospectively from 1 April 2009. It will supersede the existing contract that is expiring on 30 September 2009. The scope of services that SATS will provide encompasses cargo documentation, cargo handling and freighter handling.

This continued partnership underscores the commitment and strong strategic ties between SATS and SIA Cargo. With air cargo traffic showing signs of bottoming out, both partners will continue to work closely together to strengthen their leading positions at the Singapore aviation hub.

SATS and SIA Cargo cemented their ties at a signing ceremony held this afternoon. Representing SATS was Mr Clement Woon, its President and Chief Executive Officer, and signing on behalf of SIA Cargo was Mr Goh Choon Pong, President of SIA Cargo.

Said Mr Woon: "This straight five-year extension clearly endorses SATS as the service partner of choice for SIA Cargo. We remain strongly committed to delivering the highest level of service to our customers and will support SIA Cargo in further enhancing its leading position here at Changi."

"SATS, with its experience and excellent infrastructure at Changi, is our chosen ground service partner at our Hub in Singapore. The successful operation of the Hub is a key component in our service delivery to our customers throughout the world", said Mr Goh.

As this new contract represents an extension of the existing agreement, it is not expected to have any material impact on the SATS Group's earnings per share and net tangible assets per share for the current financial year ending 31 March 2010.

----- End -----

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

About Singapore Airport Terminal Services Limited

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises inflight catering, food trading and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Kreab Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2009 17:12:42
Announcement No.	00069

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Board Changes
Description	
Attachments	Board_Changes.pdf Total size = **31K** (2048K size limit recommended)

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(I) RETIREMENT OF DR OW CHIN HOCK FROM THE BOARD
(II) CHANGE IN COMPOSITION OF BOARD COMMITTEES

Singapore Airport Terminal Services Limited (the "Company") wishes to announce the following:

(I) RETIREMENT OF DR OW CHIN HOCK FROM THE BOARD

At the Company's 36th Annual General Meeting held today, Dr Ow Chin Hock, who has been a Director of the Company since May 2002, retired from the Board. Dr Ow was a member of the Company's Nominating Committee.

The Board and Management of the Company thank Dr Ow for his invaluable contributions during his tenure as Director of the Company.

(II) CHANGE IN COMPOSITION OF BOARD COMMITTEES

The composition of the various Board Committees of the Company will be revised as follows with effect from 29 July 2009:

Board Executive Committee ("EXCO")	
Cheng Wai Wing Edmund	Independent Member (Chairman, EXCO)
Mak Swee Wah	Non-Executive, Non-Independent Member
Ng Kee Choe	Independent Member

Audit & Risk Management Committee ("ARMC")	
Tay Ah Kee Keith	Independent Member (Chairman, ARMC)
David Zalmon Baffsky	Independent Member
Khaw Kheng Joo	Independent Member
Yeo Chee Tong	Independent Member

Nominating Committee ("NC")	
Khaw Kheng Joo	Independent Member (Chairman, NC)
Rajiv Behari Lall	Independent Member
Tay Ah Kee Keith	Independent Member

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Remuneration and Human Resource Committee ("RHRC")	
Cheng Wai Wing Edmund	Independent Member (Chairman, RHRC)
Mak Swee Wah	Non-Executive, Non-Independent Member
Ng Kee Choe	Independent Member
Yeo Chee Tong	Independent Member

Shireena Woon
Company Secretary

28 July 2009

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2009 17:08:17
Announcement No.	00058

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Results of 36th Annual General Meeting
Description	Pursuant to Rule 704(14) of the Listing Manual, Singapore Airport Terminal Services Limited is pleased to announce that all resolutions as set out in the Notice of AGM were passed by the shareholders at the Annual General Meeting held today.
Attachments	Total size = **0** (2048K size limit recommended)

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FIRST QUARTER * FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2009 17:22:05
Announcement No.	00069

>> ANNOUNCEMENT DETAILS

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For the Financial Period Ended *	27-07-2009
Attachments	SATS_1QFY0910.pdf 1QFY0910_Slides.pdf 1QFY0910_MediaRelease.pdf Total size = **503K** (2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR FIRST QUARTER ENDED 30 JUNE 2009

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the first quarter ended 30 June 2009 (in $ million)

	1st Quarter	
	2009-10	**2008-09**
REVENUE	351.7	244.0
EXPENDITURE		
Staff costs	(124.4)	(110.2)
Cost of raw materials	(91.5)	(22.9)
Licensing fees	(13.6)	(15.5)
Depreciation and amortisation charges	(22.9)	(15.1)
Company accommodation and utilities	(21.6)	(17.3)
Other costs	(34.0)	(24.8)
	(308.0)	(205.8)
OPERATING PROFIT	43.7	38.2
Interest on borrowings	(1.9)	(1.5)
Interest income	0.3	2.5
Amortisation of deferred income, net of expenses	0.3	0.4
Gain on disposal of property, plant and equipment	0.3	0.1
Share of profits of associated companies	9.1	4.4
PROFIT BEFORE TAXATION	51.8	44.1
Taxation	(10.9)	(9.6)
PROFIT AFTER TAXATION	40.9	34.5
Profit attributable to:		
Equity Holders of the Company	40.4	34.5
Minority Interests	0.5	-
	40.9	34.5

Notes:

Foreign exchange loss, net	(0.2)	(0.8)
Write-back of provision for doubtful debt	0.1	-

STATEMENTS OF COMPREHENSIVE INCOME
for the first quarter ended 30 June 2009 (in $ million)

	THE GROUP		THE COMPANY	
	1Q2009-10	1Q2008-09	1Q2009-10	1Q2008-09
Profit for the period	40.9	34.5	10.4	5.4
Other comprehensive income:				
Net fair value changes on available-for-sale assets	0.3	0.3	0.3	0.3
Foreign currency translation	13.5*	(7.1)	-	-
	13.8	(6.8)	0.3	0.3
Total comprehensive income	54.7	27.7	10.7	5.7
Total comprehensive income attributable to:				
Equity Holders of the Company	54.4	27.7	10.7	5.7
Minority Interests	0.3	-	-	-
	54.7	27.7	10.7	5.7

* This relates to currency realignment for intangible assets acquired.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

STATEMENTS OF FINANCIAL POSITION as at 30 June 2009 (in $ million)

	THE GROUP		THE COMPANY	
	30.06.2009	31.03.2009	30.06.2009	31.03.2009
Share capital	255.2	255.2	255.2	255.2
Reserves				
Revenue reserve	1,202.1	1,161.7	918.2	907.7
Share-based compensation reserve	25.6	23.8	25.6	23.8
Statutory reserve	6.2	6.1	-	-
Foreign currency translation reserve	(34.8)	(48.5)	-	-
Fair value reserve	-	(0.3)	-	(0.3)
Equity attributable to equity holders of the company	1,454.3	1,398.0	1,199.0	1,186.4
Minority interests	18.6	18.3	-	-
Total equity	1,472.9	1,416.3	1,199.0	1,186.4
Deferred taxation	103.2	99.4	27.8	27.8
Finance lease	4.6	5.6	-	-
Term loans	10.4	11.3	-	-
Other long-term liability	4.0	4.0	4.0	4.0
Deferred income	20.5	21.0	20.5	21.0
	1,615.6	1,557.6	1,251.3	1,239.2
Represented by:-				
Property, plant and equipment				
Freehold land and buildings	14.8	14.2	-	-
Leasehold land and buildings	453.5	460.8	-	-
Progress payments	4.7	4.9	0.1	0.3
Others	128.6	128.5	0.3	0.3
	601.6	608.4	0.4	0.6
Investment properties	6.9	7.0	405.0	410.4
Other non-current assets	12.0	12.1	12.0	12.1
Deferred tax assets	5.2	5.1	0.7	0.7
Subsidiary companies	-	-	540.7	540.7
Associated companies	324.6	333.5	270.8	270.8
Loan to a subsidiary	-	-	1.3	0.7
Loan to an associated company	0.6	0.8	0.6	0.8
Long-term investment	7.9	7.9	7.9	7.9
Joint venture company	0.3	0.3	-	-
Intangible assets	492.1	474.9	1.3	1.1
Current assets				
Trade debtors	121.4	123.8	2.3	6.0
Other debtors	13.2	11.7	2.2	2.8
Prepayments	7.3	13.1	2.5	2.1
Related companies	257.6	236.6	189.6	157.0
Associated companies	0.5	0.2	0.5	0.2
Loan to an associated company	0.6	0.6	0.6	0.6
Loan to subsidiaries	-	-	4.0	-
Inventories	49.8	56.6	0.2	0.2
Short-term non-equity investments	-	20.4	-	20.4
Fixed deposits	131.2	83.9	131.2	83.1
Cash and bank balances	64.3	53.4	10.6	8.0
	645.9	600.3	343.7	280.4
Less: **Current liabilities**				
Term loans	17.1	31.9	-	-
Bank overdraft - secured	0.9	1.8	-	-
Trade creditors	147.3	136.9	23.3	19.6
Other creditors	55.2	67.4	3.6	9.5
Finance leases – current	0.8	0.8	-	-
Notes payable	200.0	200.0	200.0	200.0
Related companies	-	-	91.4	44.5
Provision for taxation	60.2	53.9	14.8	13.4
	481.5	492.7	333.1	287.0
Net current assets/(liabilities)	164.4	107.6	10.6	(6.6)
	1,615.6	1,557.6	1,251.3	1,239.2

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.06.2009		As at 31.03.2009	
Secured *	Unsecured	Secured *	Unsecured
12.4	206.4	12.2	222.3

Amount repayable after one year

As at 30.06.2009		As at 31.03.2009	
Secured *	Unsecured	Secured *	Unsecured
12.1	2.9	13.9	3.0

Details of any collateral

* Secured by property, plant and equipment and other assets belonging to certain subsidiaries in the Group.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENT
for the first quarter ended 30 June 2009 (in $ million)

	1st Quarter	
	2009-10	**2008-09**
Cash flows from operating activities		
Profit before taxation	51.8	44.1
Adjustments for:		
Interest income	(0.3)	(2.5)
Interest on borrowings	1.9	1.5
Depreciation and amortisation charges	22.9	15.1
Effects of exchange rate changes	0.1	0.1
Gain on disposal of property, plant and equipment	(0.3)	(0.1)
Share of profits of associated companies	(9.1)	(4.4)
Gain on disposal of held for sale assets	-	-
Share-based payment expense	1.9	2.0
Amortisation of deferred income, net of expenses	(0.3)	(0.4)
Operating profit before working capital changes	68.6	55.4
Decrease in debtors	4.1	2.0
Decrease/(increase) in prepayment	5.8	(0.4)
Decrease/(increase) in inventories	7.6	(0.8)
Decrease in amounts owing by related companies	10.5	11.0
(Decrease)/increase in creditors	(7.7)	17.6
Increase in amounts due from associated companies	(0.2)	(0.7)
Cash generated from operations	88.7	84.1
Interest paid to third parties	(0.4)	-
Income taxes paid	(4.0)	(0.3)
Net cash from operating activities	84.3	83.8
Cash flows from investing activities		
Capital expenditure	(9.4)	(4.1)
Repayment of loan from associated company	0.2	0.2
Dividends from associated companies	10.2	4.3
Proceeds from disposal of property, plant and equipment	1.8	0.1
Interest received from deposits	0.3	2.4
Sale/(purchase) of short-term non-equity investments	20.7	(0.3)
Capital expenditure for setting up associated companies	0.1	(4.2)
Net cash from/(used in) investing activities	23.9	(1.6)
Cash flows from financing activities		
Repayment of term loans	(17.3)	(0.1)
Proceeds from term loans	0.7	-
Repayment of finance leases	(1.1)	-
Proceeds from issuance of share capital by subsisdiary to minority interests	-	0.5
Proceeds from exercise of share options	-	0.3
Bank charges on sale and lease-back arrangement	(0.2)	(0.1)
Net cash (used in)/from financing activities	(17.9)	0.6
Net increase in cash and cash equivalents	90.3	82.8
Effects of exchange rate changes	0.3	(0.1)
Cash and cash equivalents at 1 April	275.7	700.3
Cash and cash equivalents at end of the period	366.3	783.0

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the first quarter ended 30 June 2009 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 31 March 2009	255.2	1,161.7	23.8	(0.3)	6.1	(48.5)	1,398.0	18.3	1,416.3
Total comprehensive income for April-June 2009	-	40.4	-	0.3	-	13.7	54.4	0.3	54.7
Transfer to statutory reserves	-	(0.1)	-	-	0.1	-	-	-	-
Share-based payment	-	-	1.9	-	-	-	1.9	-	1.9
Share options exercised and lapsed	-	0.1	(0.1)	-	-	-	-	-	-
Balance at 30 June 2009	255.2	1,202.1	25.6	-	6.2	(34.8)	1,454.3	18.6	1,472.9
Balance at 31 March 2008	250.1	1,166.0	16.8	(0.7)	5.9	(54.2)	1,383.9	4.0	1,387.9
Total comprehensive income for April-June 2008	-	34.5	-	0.3	-	(7.1)	27.7	-	27.7
Issuance of share capital by subsidiary	-	-	-	-	-	-	-	0.5	0.5
Share-based payment	-	-	2.0	-	-	-	2.0	-	2.0
Share options exercised and lapsed	0.3	-	-	-	-	-	0.3	-	0.3
Balance at 30 June 2008	250.4	1,200.5	18.8	(0.4)	5.9	(61.3)	1,413.9	4.5	1,418.4

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the first quarter ended 30 June 2009 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 31 March 2009	255.2	907.7	23.8	(0.3)	1,186.4
Total comprehensive income for April-June 2009	-	10.4	-	0.3	10.7
Share-based payment	-	-	1.9	-	1.9
Share options exercised and lapsed	-	0.1	(0.1)	-	-
Balance at 30 June 2009	255.2	918.2	25.6	-	1,199.0
Balance at 31 March 2008	250.1	914.1	16.8	(0.7)	1,180.3
Total comprehensive income for April-June 2008	-	5.4	-	0.3	5.7
Share-based payment	-	-	2.0	-	2.0
Share options exercised and lapsed	0.3	-	-	-	0.3
Balance at 30 June 2008	250.4	919.5	18.8	(0.4)	1,188.3

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 30 June 2009, the number of share options of the Company outstanding was 66,348,325 (30 June 2008: 54,751,550).

During the period April 2009 to June 2009, 5,200 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period April to June 2009 is as follows:

Date of Grant	Balance at 1.04.2009	Lapsed	Exercised	Balance at 30.06.2009	Exercise price #	Expiry date
28.3.2000	5,023,900	(159,800)	-	4,864,100	S$2.15	27.3.2010
3.7.2000	1,833,350	(191,000)	-	1,642,350	S$1.75	2.7.2010
2.7.2001	501,250	(20,800)	-	480,450	S$1.19	1.7.2011
1.7.2002	1,227,950	(142,800)	(2,600)	1,082,550	S$1.55	30.6.2012
1.7.2003	1,391,500	(26,000)	(2,600)	1,362,900	S$1.42	30.6.2013
1.7.2004	5,109,900	(7,800)	-	5,102,100	S$2.04	30.6.2014
1.7.2005	10,665,050	(18,200)	-	10,646,850	S$2.22	30.6.2015
3.7.2006	14,123,325	(28,000)	-	14,095,325	S$2.05	2.7.2016
2.7.2007	13,718,000	(28,000)	-	13,690,000	S$3.01	1.7.2017
1.7.2008	13,407,100	(25,400)	-	13,381,700	S$2.17	30.6.2018
	67,001,325	(647,800)	(5,200)	66,348,325		

\# Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 150% of the initial grant of the restricted shares and between 0% to 200% of the initial grant of the performance shares.

As at 30 June 2009, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 1,008,994 and 330,850.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares			
Date of grant	Balance at 01.04.2009	Vested	Cancelled	Balance at 30.06.2009
RSP				
02.10.2006	84,044	-	-	84,044
27.07.2007	322,350	-	-	322,350
1.11.2007	41,000	-	-	41,000
28.7.2008	561,600	-	-	561,600
	1,008,994	-	-	1,008,994

	Number of Performance Shares			
Date of grant	Balance at 01.04.2009	Vested	Cancelled	Balance at 30.06.2009
PSP				
02.10.2006	85,650	-	-	85,650
27.07.2007	98,200	-	-	98,200
1.11.2007	55,000	-	-	55,000
28.07.2008	92,000	-	-	92,000
	330,850	-	-	330,850

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

As At 30 June 2009	As at 31 March 2009
1,079,241,794	1,079,236,594

1(d)(iv) A statement showing all sales, transfer, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2009 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial years beginning on or after 1 January 2009. The adoption of these FRS and INT FRS has no significant impact on the financial statements, except for FRS 1 and FRS 108 as indicated below:

FRS 1 Presentation of Financial Statements – Revised presentation
The revised FRS 1 requires owner and non-owner changes in equity to be presented separately. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line item. In addition, the revised standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit or loss, together with all non-owner changes in equity, either in one single statement, or in two statements. The Group is presenting the statement of comprehensive income in two statements.

FRS 108 Operating Segments
FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker. As this is a disclosure standard, it will have no impact on the financial position and results of the Group.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	1st Quarter	
	2009-10	**2008-09**
Earnings per share based on net profit attributable to shareholders (cents):		
(i) Basic *	3.7	3.2
(ii) Diluted **	3.7	3.2

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.06.2009	**As at 31.03.2009**	**As at 30.06.2009**	**As at 31.03.2009**
Net asset value per ordinary share (cents)	134.8	129.5	111.1	109.9

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP FINANCIAL PERFORMANCE

First Quarter 2008-09

Group net profit attributable to equity holders of $40.4 million in the quarter ended 30 June 2009 grew by $5.9 million or 17.1% over the corresponding period in FY08/09. The consolidation of new businesses and higher profit contributions from overseas associated companies had offset the impact of the weaker economy on the aviation sector in 1Q FY2009-10.

Group revenue rose $107.7 million or 44.1% to $351.7 million. The growth came mainly from the addition of Singapore Food Industries (SFI), which contributed $132.9 million to Group revenue. The quarter saw lower aviation revenue, which fell 12%, in tandem with the weak aviation industry. Group operating profit increased $5.5 million or 14.4% to $43.7 million.

The business segmental revenue and its composition are summarised below:

	Revenue				
	1QFY09/10 $M	%	1QFY08/09* $M	%	Growth %
Airport Services	120.9	34.4	134.2	55.0	(9.9)
Food Solutions	229.4	65.2	108.7	44.5	111.0
Corporate	1.4	0.4	1.1	0.5	27.3
Total	**351.7**	**100.0**	**244.0**	**100.0**	**44.1**

* Revenue from aircraft interior cleaning of $8.1 million is reclassified from Food Solutions segment to Airport Services segment to be consistent with current period presentation.

Airport Services and Food Solutions contributed 34.4% and 65.2% respectively to group revenue. The decrease in revenue from Airport Services of $13.3 million or 9.9% was mainly due to the decrease in cargo throughput and number of passengers handled. With contribution from SFI, revenue from Food Solutions increased significantly by $120.7 million or 111.0% to $229.4 million.

The inclusion of SFI also saw group expenditure rising $102.2 million or 49.7% to $308.0 million, with raw material and staff costs being the key contributors to higher expenditure.

The Group continued with our cost management measures in view of the challenging operating environment. In this quarter, we benefited from the jobs credit of $6.1 million, a scheme that is part of the one-off resilience package from the Singapore Government.

Profit contribution from overseas through associated companies increased $4.7 million or 106.8% to $9.1 million mainly due to a non-recurrence of $3.7 million VAT provision made in the first quarter last year. This issue has been resolved going forward and the associated company involved will continue to engage the relevant authority in respect of prior years. The provision made remains on the balance sheet for now.

Balance Sheet Review

Total equity of the Group stood at $1,472.9 million, an increase of $56.6 million or 4% compared to $1,416.3 million as at 31 March 2009. The increase was mainly from the profits made during the quarter.

Current assets increased $45.6 million or 7.6% to $645.9 million mainly due higher cash generated during the quarter.

Cash Flow Review

Cash from investing activities has increased over the prior year because of the maturity of short-term non-equity investments. The net cash outflow from financing activities as compared to a net cash inflow in the prior year was due to the repayment of term loans in the current quarter.

Despite an increase in cash generated in the current quarter, the Group's cash and cash equivalents decreased $416.7 million to $366.3 million because of the acquisition of SFI in the fourth quarter of FY2008/09.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK

The addition of SFI will contribute positively to the Group's performance as well as open new avenues of growth in the food industry.

Despite some emerging signs that the Singapore economy is en route to recovery albeit patchy and slow, demand in the aviation sector remains soft.

Trading liquidity in SATS is likely to increase if the proposed distribution in specie of SATS shares by Singapore Airlines (SIA) is successful. Upon this event, SATS will cease to be a subsidiary of SIA.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable

Not applicable

(d) Books Closure Date

Not applicable

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the first quarter ended 30 June 2009 are as follows:

	First Quarter FY2009-10	
	Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)	**Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)**
	$'000	$'000
Name of Interested Person		
Singapore Airlines Limited	-	1,188,500
Certis Cisco Security Pte Ltd	-	214
Singapore Airlines Cargo Pte Ltd	-	1,831
Total	-	1,190,545

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
27 July 2009
Singapore

Singapore Company Registration No: 197201770G

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Keith Tay, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the first quarter of FY2009-10 financial results to be false or misleading in any material respect.

On behalf of the board of directors

EDMUND CHENG WAI WING Chairman	KEITH TAY Director

Singapore, 27 July 2009

27 July 2009

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1QFY2009/10 Performance Review

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

1Q09/10 Highlights

- Group revenue grew 44% to $351.7M on consolidation of SFI.
- SFI's contribution to Group revenue was $132.9M. Compared to a year ago, its revenue declined almost 20% but its operating profit margin increased to 8%.
- Aviation revenue contracted 12% in 1Q09/10, on a weaker industry than a year ago.
- Contributions from overseas associates improved by 107% to $9.1M.
- Job credits amounted to S$6.1 for the quarter.
- Net profit for the group grew 17% to $40.4M.
- Free cash flow generated during the period was $74.9M, while cash balance as at 30 Jun 09 was $366.3M, up $70.2M from 31 Mar 09.

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1Q09/10 Financials

$M	1Q09/10	1Q08/09	% Change
Operating Revenue	351.7	244.0	44.1
Operating Expenditure	308.0	205.8	49.7
Operating Profit	43.7	38.2	14.4
EBITDA	66.8	54.1	23.5
Share of Profit from Associated Companies	9.1	4.4	106.8
Other non-operating Income/(Expenses)	(1.0)	1.5	nm
PBT	51.8	44.1	17.5
PATMI	40.4	34.5	17.1

- Revenue contribution from SFI : $132.9M
- Aviation revenue fell 12% in tandem with weak aviation sector
- Higher Associates' profits due to one-off VAT provision taken in 1Q08/09 and better performance from PT JAS and BGS

PATMI grew 17% on the back of higher revenue and improved contribution from overseas Associates

nm: not meaningful

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Q-o-Q Highlights

$M	1Q09/10	4Q08/09	3Q08/09	2Q08/09
Operating Revenue	351.7	326.5	242.4	249.2
Change in Revenue	*7.7%*	*34.7%*	*(2.7)%*	*2.1%*
Operating Expenditure	308.0	280.8	199.0	205.6
Operating Profit	43.7	45.7	43.4	43.6
Change in Operating Profit	*(4.4)%*	*5.3%*	*(0.5)%*	*14.1%*
Share of Profits from Associated Companies	9.1	4.0	6.2	7.7
Other Non-Operating Income/(Expenses)	(1.0)	(3.1)	0.8	(8.8)
PBT	51.8	46.6	50.4	42.5
Change in PBT	*11.2%*	*(7.5)%*	*18.6%*	*(3.6)%*
PATMI	40.4	42.2	37.6	32.4
Change in PATMI	*(4.3)%*	*12.2%*	*16.0%*	*(6.1)%*

4Q reflected 2 months of SFI's contribution and 6 months of jobs credit scheme benefit

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Revenue Trend


Moving Annual Total - Revenue
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
$M
4Q07/08
1Q08/09
2Q08/09
3Q08/09
4Q08/09
1Q09/10
2Q09/10
3Q09/10
4Q09/10

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EBITDA Trend



Moving Annual Total - EBITDA
320
300
280
260
240
220
200
180
160
140
$ M
4Q07/08
1Q08/09
2Q08/09
3Q08/09
4Q08/09
1Q09/10
2Q09/10
3Q09/10
4Q09/10

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Profit Trend



Moving Annual Total - Net Profit (PATMI)
200
190
180
170
160
150
140
130
120
$M
4Q07/08 1Q08/09 2Q08/09 3Q08/09 4Q08/09 1Q09/10 2Q09/10 3Q09/10 4Q09/10

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Financial Indicators

	1Q09/10	1Q08/09	Change
Operating Margin	12.4	15.7	(3.3)
EBITDA Margin	19.0	21.1	(2.1)
PBT Margin	14.7	18.1	(3.4)
Net Margin	11.6	14.1	(2.5)

	1Q09/10	1Q08/09	% Change
Earnings Per Share (cents)	3.7	3.2	15.6

	As at 30 Jun 09	As at 31 Mar 09
Net Asset Value Per Share ($)	1.35	1.29
Debt Equity Ratio	0.16	0.18

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Group Segmental Revenue

$M	1Q09/10	1Q08/09	% Change
By Business			
Airport Services	120.9	134.2	(9.9)
Food Solutions	229.4	108.7	111.0
Corporate	1.4	1.1	27.3
Total	351.7	244.0	44.1
By Industry			
Aviation	210.6	239.4	(12.0)
Non-Aviation	141.1	4.6	nm
Total	351.7	244.0	44.1
By Geographical Location			
Singapore	273.5	243.6	12.3
Overseas	78.2	0.4	nm
Total	351.7	244.0	44.1

nm: not meaningful

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Segmental Revenue by Business - 1Q09/10


Corporate
0.4% (0.5%)
Airport Services
34.4% (55.0%)
Food Solutions
65.2% (44.5%)

Addition of SFI contributed to Food Solutions revenue growth

Airport Services: *ground and cargo handling, aviation security, aircraft interior cleaning and cargo delivery and management*

Food Solutions: *inflight catering, food trading & logistics, industrial catering, chilled and frozen food manufacturing, and airline linen and laundry*

Figures in ( ) refer to composition for 1Q08/09

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Segmental Revenue by Industry - 1Q09/10


Non-Aviation
40.1% (1.9%)
Aviation
59.9% (98.1%)

Addition of SFI contributed to Non-Aviation revenue growth

Non-Aviation Revenue encompasses revenues from SFI, Country Foods and CF Macau
Figures in ( ) refer to composition for 1Q08/09

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Segmental Revenue by Geographical Location - 1Q09/10


Overseas
22.2% (0.2%)
Singapore
77.8% (99.8%)

Daniels Group's contribution led the growth in Overseas revenue

Figures in ( ) refer to composition for 1Q08/09

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Group Expenditure

$M	1Q09/10	1Q08/09	% Change
Staff Costs	124.4	110.2	12.9
Cost of Raw Materials	91.5	22.9	299.6
Licensing Fees	13.6	15.5	(12.3)
Depreciation & Amortisation	22.9	15.1	51.7
Company Accommodation & Utilities	21.6	17.3	24.9
Other Costs	34.0	24.8	37.1
Total	308.0	205.8	49.7

- Staff costs include $6.1M from jobs credit scheme benefit
- Amortisation of intangibles: $4.7M

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Associates' Results - Proportionate Accounting

($M)	1Q09/10	1Q08/09	% Change
Turnover by Business	57.3	61.3	(6.5)
Airport Services	41.0	43.7	(6.2)
Food Solutions	16.3	17.6	(7.4)
Turnover by Region	57.3	61.3	(6.5)
West Asia	10.5	12.2	(13.9)
North Asia	33.6	36.5	(7.9)
SEA & Australasia	13.2	12.6	4.8
EBITDA by Business	17.0	12.2	39.3
Airport Services	14.0	9.0	55.6
Food Solutions	3.0	3.2	(6.3)
EBITDA by Region	17.0	12.2	39.3
West Asia	2.4	2.6	(7.7)
North Asia	9.8	8.5	15.3
SEA & Australasia	4.8	1.1	336.4

- SEA: JAS' better performance due to higher business volumes
- North Asia: BGS' cost reduction measures yielded positive results

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Associates' Results - PBT Contribution

($M)	1Q09/10	1Q08/09	% Change
PBT by Business	9.1	4.4	106.8
Airport Services	7.2	2.4	200.0
Food Solutions	1.9	2.0	(5.0)
PBT by Region	9.1	4.4	106.8
West Asia	1.5	1.7	(11.8)
North Asia	3.6	2.7	33.3
SEA & Australasia	4.0	-	nm

- Higher PBT from Associates due to one-off VAT provision made in 1Q08/09 and better performance reported by JAS and BGS

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Associates' Contribution - Change in PBT

1Q09/10		Change ($M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	-
MCS	Macau, China	-
MEC	Philippines	0.1
MIC	Maldives	0.3
TMIK	Chennai, India	(0.3)
TSAC	India	(0.2)
	SUB-TOTAL	(0.1)
GROUND HANDLING JVs		
AAT	HK SAR, China	(0.2)
BGS	Beijing, China	0.8
EGAC	Taipei, ROC	(0.1)
EGAS	Taipei, ROC	0.4
JAS	Indonesia	4.5
TCS	HCM, Vietnam	(0.6)
	SUB-TOTAL	4.8

JAS : Higher profit due to higher business volumes

BGS : Reduction in staff costs contributed to improved performance

TCS : Drop in cargo volumes resulted in lower profit

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Group Balance Sheet

($M)	As at 30 Jun 09	As at 31 Mar 09
Total Equity	1,472.9	1,416.3
Long-Term Loans	15.0	16.9
Other Long-Term Liabilities	127.7	124.4
Current Liabilities	481.5	492.7
Total Equity & Liabilities	2,097.1	2,050.3
Fixed Assets	601.6	608.4
Associated Companies	324.6	333.5
Intangible Assets	492.1	474.9
Other Non-Current Assets	32.9	33.2
Current Assets		
Cash & Cash Equivalents	367.2	297.9
Debtors & Other Current Assets	278.7	302.4
Total Assets	2,097.1	2,050.3

- Cash and cash equivalents include deposits of $171.7M placed with SIA

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Group Cash Flow

($M)	1Q09/10	1Q08/09	Change
Cash & Cash Equivalents at 1 April	275.7	700.3	(424.6)
Net Cash from Operating Activities	84.3	83.8	0.5
Net Cash from / (used in) Investing Activities	23.9	(1.6)	25.5
Net Cash (used in) / from Financing Activities	(17.9)	0.6	(18.5)
Net increase in Cash & Cash Equivalents	90.3	82.8	7.5
Exchange Rate Changes	0.3	(0.1)	0.4
Cash & Cash Equivalents at end of period	366.3	783.0	(416.7)
Free Cash Flow*	74.9	79.7	(4.8)

Free cash flow generated during the period was $74.9M

Free Cash Flow: cash flow from operating activities less cash purchases of capital expenditure

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Group Costs & Productivity Ratios

	1Q09/10	1Q08/09	% Change
Staff Costs as % Total Costs	40.4%	53.5%	(13.1) pts
VA per $ Employee Cost	1.70	1.64	3.7

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Operating Statistics for Aviation Business

($M)	1Q09/10	1Q08/09	% Change
Passengers Handled	7.51	7.92	(5.3)
Flights Handled	23.52	22.10	6.4
Unit Services ('000)	19.38	20.81	(6.9)
Cargo ('000 tonnes)	325.81	396.27	(17.8)
Gross Meals Produced ('M)	5.44	6.48	(16.0)
Unit Meals Produced ('M)	4.31	5.19	(17.0)

- In 1Q09/10, flights handled grew 6% compared to the corresponding period last year
- All other indices showed contractions
- Addition of Tiger Airways since April 2009 and more flights from LCCs saw increase in flights handled

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Aviation Contracts Secured in 1Q09/10

- Air Mauritius - catering
- Jetstar Airways International - catering
- Saudi Arabian Airlines - cargo and ground handling
- Singapore Airlines - ground handling and catering
- Tiger Airways - ground handling

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Food Solutions Contracts Secured in 1Q09/10

- **Country Foods**
  - ✓ Signed a 3 + 2 year contract with casino resort, Altira Macau (formerly known as Crown Macau), to serve employee meals effective 15 July 2009
  - ✓ Awarded a 3 + 2 year contract by St Andrew's Community Hospital to provide patient catering services effective September 2009
- **Aero Laundry and Linen Services**
  - ✓ Won a 5 + 5 year exclusive contract to provide flat sheets laundry to Resort World Sentosa
- **Daniels Group**
  - ✓ Additional ready meals business clinched from a key account
  - ✓ Awarded new juices contract by a retail customer

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SFI Integration

- Integration in progress since April 2009
- Initial identification of cost-savings: $6.5M p.a.
- Cost savings realised to-date: >$2.6M p.a.
- Initial areas identified for integration include:
  - ✓ Bakery, butchery, and vegetables and fruits processing ops
  - ✓ Procurement
  - ✓ Corporate functions

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Costs Management

- Recovery in aviation sector not imminent, aviation profits will remain weak
- Cost reduction measures implemented to-date:
  - ✓ Minimise overtime and expenses claims, cut capacity in cargo operations, increase efficiency in workforce deployment
  - ✓ Trim workforce via natural attrition and reduction in foreign workers
  - ✓ Reduce contract workers
- Priority – continued vigiliance over costs

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Costs Management

- Further review to achieve sustainable cost levels:
  - ✓ Recommend general pay freeze
  - ✓ Reduce wage levels by reviewing total compensation policies
  - ✓ Align employee benefits to practices of similar companies in same industries
- Management to work collaboratively with the unions

Outlook

The addition of SFI will contribute positively to the Group's performance as well as open new avenues of growth in the food industry.

Despite some emerging signs that the Singapore economy is en route to recovery albeit patchy and slow, demand in the aviation sector remains soft.

Trading liquidity in SATS is likely to increase if the proposed distribution in specie of SATS shares by SIA is successful. Upon this event, SATS will cease to be a subsidiary of SIA.

In Summary...

- New opportunities avail in the area of food while long-term outlook of aviation sector remains positive
- Continue to drive costs down to sustainable levels
- Continue to drive growth strategy to strengthen Airport Services and Food Solutions businesses
- Remains steadfast in integrating SATS and SFI operations to maximise revenue and cost synergies


sats
AIRLINES
A380

Q&A

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A Subsidiary of SINGAPORE AIRLINES

No. 01/10 27 July 2009

SATS' 1Q PROFIT GREW 17% TO $40.4M

HIGHLIGHTS OF THE SATS GROUP'S UNAUDITED RESULTS

(in S$ million)	1Q2009-10 (Mar - Jun 09)	Year-on-Year change
Operating revenue	351.7	44.1%
Operating profit	43.7	14.4%
Share of profits of assoc. companies	9.1	106.8%
Other non-operating income/(expenses)	(1.0)	n.m.
Profit before tax	51.8	17.5%
Profit attributable to equity holders	40.4	17.1%
Earnings per share (cents) - basic	3.7	15.6%

n.m. - not meaningful

GROUP EARNINGS

1Q2009-10 (1 April - 30 June 2009)

Group revenue rose 44% (+$107.7 million) to $351.7 million. The growth came mainly from the addition of Singapore Food Industries (SFI), which contributed $132.9 million to Group revenue. The quarter saw lower aviation revenue, which fell 12%, in tandem with the weak aviation industry. Group operating profit increased 14% (+$5.5million) to $43.7 million.

The Group continued with our cost management measures in view of the challenging operating environment. In this quarter, we benefited from the jobs credit of $6.1 million, a scheme that is part of the one-off resilience package from the Singapore Government.

Note: The SATS Group comprises the parent holding unit, its subsidiaries and associated companies.
A summary of the financial statistics is shown in Annex A.
All monetary figures are in Singapore Dollars.

Contribution from our overseas associates improved by 107% (+$4.7 million) to $9.1 million due mainly to non-recurrence of the $3.7 million VAT provision made in the first quarter of FY2008-09. This issue has been resolved going forward and the associated company involved will continue to engage the relevant authority in respect of prior years. The provision made remains on the balance sheet for now.

Group profit before tax grew 17% (+$7.7 million) to $51.8 million while net profit attributable to equity holders increased 17% (+$5.9 million) to $40.4 million.

Free cash flow generated during the first quarter of FY2009-10 amounted to $74.9 million, down 6% (-$4.8 million), due to higher capital expenditure.

GROUP FINANCIAL POSITION (as at 30 June 2009)

Total equity of the Group grew 4% (+$56.6 million) to $1.47 billion. Total assets remained at $2.10 billion.

Net asset value per share increased 5% to $1.35 while debt equity ratio dropped slightly from 0.18 to 0.16 due to the repayment of loans.

The Group's cash balance as at 30 June 2009 was $366.3 million.

GROUP OPERATING PERFORMANCE

Compared to the corresponding period last year, flights handled grew 6% in the first quarter of FY2009-10 while all other indices recorded contractions. The increase in flights handled was attributed to more flights from low-cost carriers as well as the addition of Tiger Airways since April 2009.

	1Q2009-10	1Q2008-09	% change
Passengers handled ('M)	7.51	7.92	- 5.3
Flights handled ('000)	23.52	22.10	+ 6.4
Unit services handled ('000)	19.38	20.81	- 6.9
Cargo/mail processed ('000 tonnes)	325.81	396.27	- 17.8
Gross meals produced ('M)	5.44	6.48	- 16.0
Unit meals produced ('M)	4.31	5.19	- 17.0

COSTS MANAGEMENT

On a quarter-on-quarter comparison, some of the operating data such as passengers and flights handled, unit services and cargo tonnage seemed to suggest that the downturn has bottomed out, though a recovery in the aviation segment is not imminent.

Profit contribution from our aviation business is expected to remain weak. Continued vigilance over cost in this segment will be our priority as we ride out this difficult period. Over the last three quarters, we have managed a frugal agenda in concert with our unions to minimise overtime and expenses claims, cut capacity in our cargo operations, reduce contract staff and be more efficient in our workforce deployment. Our workforce in the aviation segment has also declined from 8,400 to the current levels of 8,100 due to natural attrition and reduction in foreign workers.

For 2009, we are recommending a general pay freeze. We will further examine ways to reduce wage levels by reviewing the total compensation policies and align employee benefits to the practices of similar companies in the airport services and food solutions industries. We are committed to undertake this review in concert with our unions and management staff and to effect any changes collaboratively to achieve sustainable cost levels, without compromising the safety aspects and quality of our services.

OUTLOOK

The addition of SFI will contribute positively to the Group's performance as well as open new avenues of growth in the food industry.

Despite some emerging signs that the Singapore economy is en route to recovery albeit patchy and slow, demand in the aviation sector remains soft.

Trading liquidity in SATS is likely to increase if the proposed distribution in specie of SATS shares by Singapore Airlines (SIA) is successful. Upon this event, SATS will cease to be a subsidiary of SIA.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises inflight catering, food trading and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines (SIA). For more information on SATS, please visit www.sats.com.sg.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 1Q2009-10 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@kreabgavinanderson.com

ANNEX A

GROUP FINANCIAL STATISTICS

	1QFY2009-10	1QFY2008-09
Financial Results (S$ million)		
Total revenue	351.7	244.0
Total expenditure	308.0	205.8
Operating profit	43.7	38.2
Share of profits from associated companies	9.1	4.4
Other non-operating income / (expenses)	(1.0)	1.5
Profit before taxation	51.8	44.1
Profit attributable to equity holders	40.4	34.5
Per Share Data		
Earnings after tax (cents) - basic [R1]	3.7	3.2
- diluted [R2]	3.7	3.2

Financial Position (S$ million)	As at 30 June 2009	As at 31 March 2009
Equity attributable to equity holders	1,454.3	1,398.0
Total assets	2,097.1	2,095.9
Total debt	233.8	251.4
Total debt equity ratio (times) [R3]	0.16	0.18
Net asset value per share ($) [R4]	1.35	1.29

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

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MISCELLANEOUS
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Jul-2009 17:38:18
Announcement No.	00086

>> ANNOUNCEMENT DETAILS
The details of the announcement start here ...

Announcement Title *	SATS releases 1QFY2009/10 financial results on 27 July 2009
Description	Singapore, 14 July 2009 - Singapore Airport Terminal Services Limited (SATS) will be releasing its 1QFY2009/10 financial results on Monday, 27 July 2009 after market trading hours. The financial statements and press release will be made available on SGXNET and SATS' website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html. Investor and Media Contact: Sandy Leng Senior Manager, Investor Relations SATS DID: (65) 6541 8200 Email: sandy_leng@singaporeair.com.sg
Attachments	Total size = **0** (2048K size limit recommended)

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOP 760	
28 Sep 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
28 Sep 2009	Lodgment of Return of Allotment of Shares – 3,200 shares
28 Sep 2009	Lodgment of Return of Allotment of Shares – 15,200 shares
28 Sep 2009	Lodgment of Return of Allotment of Shares – 5,800 shares
28 Sep 2009	Lodgment of Return of Allotment of Shares – 12,600 shares
28 Sep 2009	Lodgment of Return of Allotment of Shares – 3,200 shares
ESOP 759	
23 Sep 2009	Lodgment of Return of Allotment of Shares – 18,200 shares
23 Sep 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
23 Sep 2009	Lodgment of Return of Allotment of Shares – 13,500 shares
23 Sep 2009	Lodgment of Return of Allotment of Shares – 14,600 shares
23 Sep 2009	Lodgment of Return of Allotment of Shares – 7,650 shares
23 Sep 2009	Lodgment of Return of Allotment of Shares – 3,900 shares
23 Sep 2009	Lodgment of Return of Allotment of Shares – 5,800 shares
ESOP 758	
15 Sep 2009	Lodgment of Return of Allotment of Shares – 79,400 shares
15 Sep 2009	Lodgment of Return of Allotment of Shares – 7,400 shares
15 Sep 2009	Lodgment of Return of Allotment of Shares – 7,400 shares
15 Sep 2009	Lodgment of Return of Allotment of Shares – 100 shares
15 Sep 2009	Lodgment of Return of Allotment of Shares – 5,000 shares

ESOP 757	
14 Sep 2009	Lodgment of Return of Allotment of Shares – 15,600 shares
14 Sep 2009	Lodgment of Return of Allotment of Shares – 18,200 shares
14 Sep 2009	Lodgment of Return of Allotment of Shares – 22,100 shares
14 Sep 2009	Lodgment of Return of Allotment of Shares – 1,400 shares
14 Sep 2009	Lodgment of Return of Allotment of Shares – 3,900 shares
14 Sep 2009	Lodgment of Return of Allotment of Shares – 2,700 shares
14 Sep 2009	Lodgment of Return of Allotment of Shares – 10,400 shares
14 Sep 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
ESOP 756	
14 Sep 2009	Lodgment of Return of Allotment of Shares – 126,700 shares
ESOP 755	
09 Sep 2009	Lodgment of Return of Allotment of Shares – 93,000 shares
09 Sep 2009	Lodgment of Return of Allotment of Shares – 4,800 shares
09 Sep 2009	Lodgment of Return of Allotment of Shares – 14,850 shares
09 Sep 2009	Lodgment of Return of Allotment of Shares – 200 shares
09 Sep 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
09 Sep 2009	Lodgment of Return of Allotment of Shares – 200 shares
09 Sep 2009	Lodgment of Return of Allotment of Shares – 2,800 shares
09 Sep 2009	Lodgment of Return of Allotment of Shares – 40,600 shares
ESOP 754	
04 Sep 2009	Lodgment of Return of Allotment of Shares – 90,550 shares
04 Sep 2009	Lodgment of Return of Allotment of Shares – 19,650 shares
04 Sep 2009	Lodgment of Return of Allotment of Shares – 12,200 shares
04 Sep 2009	Lodgment of Return of Allotment of Shares – 6,100 shares
04 Sep 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
04 Sep 2009	Lodgment of Return of Allotment of Shares – 15,200 shares

ESOP 753

02 Sep 2009	Lodgment of Return of Allotment of Shares – 84,400 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 10,000 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 11,000 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 10,600 shares

ESOP 752

02 Sep 2009	Lodgment of Return of Allotment of Shares – 102,100 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 14,200 shares
02 Sep 2009	Lodgment of Return of Allotment of Shares – 3,200 shares

ESOP 751

28 Aug 2009	Lodgment of Return of Allotment of Shares – 97,200 shares

ESOP 750

28 Aug 2009	Lodgment of Return of Allotment of Shares – 98,800 shares
28 Aug 2009	Lodgment of Return of Allotment of Shares – 10,400 shares
28 Aug 2009	Lodgment of Return of Allotment of Shares – 15,600 shares
28 Aug 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
28 Aug 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
28 Aug 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
28 Aug 2009	Lodgment of Return of Allotment of Shares – 10,400 shares
28 Aug 2009	Lodgment of Return of Allotment of Shares – 18,200 shares

ESOP 749	
24 Aug 2009	Lodgment of Return of Allotment of Shares – 11,600 shares
24 Aug 2009	Lodgment of Return of Allotment of Shares – 3,200 shares
24 Aug 2009	Lodgment of Return of Allotment of Shares – 8,400 shares
24 Aug 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
24 Aug 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
24 Aug 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
RSP 2	
17 Aug 2009	Lodgment of Return of Allotment of Shares – 42,279 shares
ESOP 748	
29 July 2009	Lodgment of Return of Allotment of Shares – 5,000 shares
29 July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOP 747	
28 July 2009	Lodgment of Return of Allotment of Shares – 11,000 shares
28 July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
27July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
27July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
27July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOP 746	
23 July 2009	Lodgment of Return of Allotment of Shares – 8,400 shares

ESOP 745

20 July 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
20 July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
20 July 2009	Lodgment of Return of Allotment of Shares – 18,100 shares
20 July 2009	Lodgment of Return of Allotment of Shares – 67,200 shares
20 July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
20 July 2009	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOP 744

16 July 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
16 July 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
16 July 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
16 July 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
16 July 2009	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOP 743

10 July 2009	Lodgment of Return of Allotment of Shares – 8,000 shares

ESOP 742

07July 2009	Lodgment of Return of Allotment of Shares – 16,300 shares
07July 2009	Lodgment of Return of Allotment of Shares – 6,700 shares
07July 2009	Lodgment of Return of Allotment of Shares – 5,800 shares

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ransaction Details

Transaction No. :	C090363088
ʀegistration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003407869A
Payment Date :	28/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,660.00	0.00	0.00
Amount of Paid Up Share Capital :	10,660.00	0.00	0.00
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,763,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,621,957.17	0.00	0.00
Amount of Paid Up Share Capital :	246,621,957.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/09/2009

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PRIVACY TERMS OF USE

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Transaction Details

Transaction No. :	C090363080
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003407860A
Payment Date :	28/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6,528.00	0.00	0.00
Amount of Paid Up Share Capital :	6,528.00	0.00	0.00
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,758,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,611,297.17	0.00	0.00
Amount of Paid Up Share Capital :	246,611,297.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/09/2009

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PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C090363075
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003407849A
Payment Date :	28/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	21,584.00	0.00	0.00
Amount of Paid Up Share Capital :	21,584.00	0.00	0.00
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,755,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,604,769.17	0.00	0.00
Amount of Paid Up Share Capital :	246,604,769.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/09/2009

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PRIVACY TERMS OF USE

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ransaction Details

Transaction No. :	C090363068
:egistration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
:P Ref. No. :	-
Receipt No. :	ACR0000003407843A
›ayment Date :	28/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,800	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,990.00	0.00	0.00
Amount of Paid Up Share Capital :	8,990.00	0.00	0.00
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,739,973	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,583,185.17	0.00	0.00
Amount of Paid Up Share Capital :	246,583,185.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/09/2009

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PRIVACY TERMS OF USE

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/elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090363065
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003407837A
Payment Date :	28/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	14,994.00	0.00	0.00
Amount of Paid Up Share Capital :	14,994.00	0.00	0.00
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,734,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,574,195.17	0.00	0.00
Amount of Paid Up Share Capital :	246,574,195.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/09/2009

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PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

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Transaction Details

Transaction No. :	C090363058
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003407825A
Payment Date :	28/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. | 2. Make Changes | 3. Review Changes | 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,600.00	0.00	0.00
Amount of Paid Up Share Capital :	5,600.00	0.00	0.00
Date of Allotment : *	18/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,721,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,559,201.17	0.00	0.00
Amount of Paid Up Share Capital :	246,559,201.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/09/2009

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PRIVACY TERMS OF USE

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Transaction Details

Transaction No. :	C090357936
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003403681A
Payment Date :	23/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ոttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	18,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,310.00	0.00	0.00
Amount of Paid Up Share Capital :	37,310.00	0.00	0.00
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,718,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,553,601.17	0.00	0.00
Amount of Paid Up Share Capital :	246,553,601.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/09/2009

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PRIVACY TERMS OF USE

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Integrity • Service • Excellence

Transaction Details

Transaction No. :	C090357917
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003403668A
Payment Date :	23/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,700,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,516,291.17	0.00	0.00
Amount of Paid Up Share Capital :	246,516,291.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Transaction Details

Transaction No. :	C090357907
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003403656A
Payment Date :	23/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at :ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,500	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	19,170.00	0.00	0.00
Amount of Paid Up Share Capital :	19,170.00	0.00	0.00
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,697,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,510,987.17	0.00	0.00
Amount of Paid Up Share Capital :	246,510,987.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

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elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090357895
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003403649A
Payment Date :	23/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	14,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,630.00	0.00	0.00
Amount of Paid Up Share Capital :	22,630.00	0.00	0.00
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,684,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,491,817.17	0.00	0.00
Amount of Paid Up Share Capital :	246,491,817.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

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..ECEIPT

Receipt No.	: ACR0000003403548A	GST No. : M9-0008879-T	
ransaction No.	: C090357806	Date/Time : 23/09/2009 11:03:17	
gency	: ACRA		
Application	: BizFILE PAYMENT SERVICE		
Paid Via	: DEPOSIT SERVICE ACCOUNT		
P Ref No.	: -		

Deposit Service Account No.: 030066

no	Code/Description	Unit Price(S$)	Qty	Amount
	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

his is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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'f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,650	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,103.50	0.00	0.00
Amount of Paid Up Share Capital :	9,103.50	0.00	0.00
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,669,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,469,187.17	0.00	0.00
Amount of Paid Up Share Capital :	246,469,187.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

W :ome, Lim Hong Eng | Logout

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ransaction Details

Transaction No. :	C090357787
egistration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003403528A
ayment Date :	23/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at :tp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,900	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6,825.00	0.00	0.00
Amount of Paid Up Share Capital :	6,825.00	0.00	0.00
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,661,823	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,460,083.67	0.00	0.00
Amount of Paid Up Share Capital :	246,460,083.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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ransaction Details

Transaction No. :	C090357779
egistration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003403516A
ayment Date :	23/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,800	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,470.00	0.00	0.00
Amount of Paid Up Share Capital :	12,470.00	0.00	0.00
Date of Allotment : *	15/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,657,923	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,453,258.67	0.00	0.00
Amount of Paid Up Share Capital :	246,453,258.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

/elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090349176
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003395888A
Payment Date :	15/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	79,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	162,770.00	0.00	0.00
Amount of Paid Up Share Capital :	162,770.00	0.00	0.00
Date of Allotment : *	09/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,652,123	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,440,788.67	0.00	0.00
Amount of Paid Up Share Capital :	246,440,788.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090349167
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003395882A
Payment Date :	15/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	16,428.00	0.00	0.00
Amount of Paid Up Share Capital :	16,428.00	0.00	0.00
Date of Allotment : *	09/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,572,723	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,278,018.67	0.00	0.00
Amount of Paid Up Share Capital :	246,278,018.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090349163
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003395876A
Payment Date :	15/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,400	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,096.00	0.00	0.00
Amount of Paid Up Share Capital :	15,096.00	0.00	0.00
Date of Allotment : *	09/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,565,323	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,261,590.67	0.00	0.00
Amount of Paid Up Share Capital :	246,261,590.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides | ACRA Home

/elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090349158
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003395873A
Payment Date :	15/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	100	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	119.00	0.00	0.00
Amount of Paid Up Share Capital :	119.00	0.00	0.00
Date of Allotment : *	09/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,557,923	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,246,494.67	0.00	0.00
Amount of Paid Up Share Capital :	246,246,494.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

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Transaction Details

Transaction No. :	C090349154
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003395868A
Payment Date :	15/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Government
Integrity * Service * Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

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Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,000	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,750.00	0.00	0.00
Amount of Paid Up Share Capital :	10,750.00	0.00	0.00
Date of Allotment : *	09/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,557,823	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,246,375.67	0.00	0.00
Amount of Paid Up Share Capital :	246,246,375.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :15/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

'elcome, Lim Hong Eng | Logout

ACRA Home

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Transaction Details

Transaction No. :	C090347838
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394737A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,980.00	0.00	0.00
Amount of Paid Up Share Capital :	31,980.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,552,823	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,235,625.67	0.00	0.00
Amount of Paid Up Share Capital :	246,235,625.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090347832
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394731A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	18,200	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	40,404.00	0.00	0.00
Amount of Paid Up Share Capital :	40,404.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,537,223	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,203,645.67	0.00	0.00
Amount of Paid Up Share Capital :	246,203,645.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090347825
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394723A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	22,100	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	45,084.00	0.00	0.00
Amount of Paid Up Share Capital :	45,084.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,519,023	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,163,241.67	0.00	0.00
Amount of Paid Up Share Capital :	246,163,241.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090347821
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394718A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,400	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	1,988.00	0.00	0.00
Amount of Paid Up Share Capital :	1,988.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,496,923	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,118,157.67	0.00	0.00
Amount of Paid Up Share Capital :	246,118,157.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090347813
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394712A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ˋttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,900	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6,045.00	0.00	0.00
Amount of Paid Up Share Capital :	6,045.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,495,523	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,116,169.67	0.00	0.00
Amount of Paid Up Share Capital :	246,116,169.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090347804
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394705A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,700	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,213.00	0.00	0.00
Amount of Paid Up Share Capital :	3,213.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,491,623	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,110,124.67	0.00	0.00
Amount of Paid Up Share Capital :	246,110,124.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

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Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090347795
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394695A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	18,200.00	0.00	0.00
Amount of Paid Up Share Capital :	18,200.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,488,923	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,106,911.67	0.00	0.00
Amount of Paid Up Share Capital :	246,106,911.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

Back | Print This Page | Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Transaction Details

Transaction No. :	C090347787
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394686A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	16,770.00	0.00	0.00
Amount of Paid Up Share Capital :	16,770.00	0.00	0.00
Date of Allotment : *	08/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,478,523	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,088,711.67	0.00	0.00
Amount of Paid Up Share Capital :	246,088,711.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

''elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090347726
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003394628A
Payment Date :	14/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	126,700	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	259,735.00	0.00	0.00
Amount of Paid Up Share Capital :	259,735.00	0.00	0.00
Date of Allotment : *	07/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,470,723	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,071,941.67	0.00	0.00
Amount of Paid Up Share Capital :	246,071,941.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/09/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090342897
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390565A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	93,000	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	190,650.00	0.00	0.00
Amount of Paid Up Share Capital :	190,650.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,344,023	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,812,206.67	0.00	0.00
Amount of Paid Up Share Capital :	245,812,206.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090342879
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390549A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	4,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,656.00	0.00	0.00
Amount of Paid Up Share Capital :	10,656.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,251,023	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,621,556.67	0.00	0.00
Amount of Paid Up Share Capital :	245,621,556.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090342859
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390532A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ⁾ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	14,850	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	30,294.00	0.00	0.00
Amount of Paid Up Share Capital :	30,294.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,246,223	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,610,900.67	0.00	0.00
Amount of Paid Up Share Capital :	245,610,900.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090342839
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390516A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	284.00	0.00	0.00
Amount of Paid Up Share Capital :	284.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,231,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,580,606.67	0.00	0.00
Amount of Paid Up Share Capital :	245,580,606.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home
Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090342819
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390502A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,231,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,580,322.67	0.00	0.00
Amount of Paid Up Share Capital :	245,580,322.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090342794
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390486A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Government
Integrity * Service * Excellence

CONTACT INFO | FEEDBACK | SITE MAP

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/elcome, Lim Hong Eng | Logout

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Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	200	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	238.00	0.00	0.00
Amount of Paid Up Share Capital :	238.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,228,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,576,292.67	0.00	0.00
Amount of Paid Up Share Capital :	245,576,292.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

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Transaction Details

Transaction No. :	C090342785
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390476A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,900.00	0.00	0.00
Amount of Paid Up Share Capital :	4,900.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,228,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,576,054.67	0.00	0.00
Amount of Paid Up Share Capital :	245,576,054.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides | ACRA Home

elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090342768
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003390455A
Payment Date :	09/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	40,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	87,290.00	0.00	0.00
Amount of Paid Up Share Capital :	87,290.00	0.00	0.00
Date of Allotment : *	03/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,225,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,571,154.67	0.00	0.00
Amount of Paid Up Share Capital :	245,571,154.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :09/09/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

Home | **About Bizfile** | **e-Services** | **e-Guides** |

'elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090337891
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003386344A
Payment Date :	04/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	90,550	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	185,627.50	0.00	0.00
Amount of Paid Up Share Capital :	185,627.50	0.00	0.00
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,184,973	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,483,864.67	0.00	0.00
Amount of Paid Up Share Capital :	245,483,864.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :04/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

V lcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

ransaction Details

Transaction No. :	C090337876
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003386333A
Payment Date :	04/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	19,650	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	43,623.00	0.00	0.00
Amount of Paid Up Share Capital :	43,623.00	0.00	0.00
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,094,423	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,298,237.17	0.00	0.00
Amount of Paid Up Share Capital :	245,298,237.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :04/09/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

W come, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

ransaction Details

ransaction No. :	C090337863
Registration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003386320A
Payment Date :	04/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	24,888.00	0.00	0.00
Amount of Paid Up Share Capital :	24,888.00	0.00	0.00
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,074,773	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,254,614.17	0.00	0.00
Amount of Paid Up Share Capital :	245,254,614.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :04/09/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

(754) (3)

Singapore Governmen
Integrity * Service * Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090337851
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003386308A
Payment Date :	04/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	6,100	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,662.00	0.00	0.00
Amount of Paid Up Share Capital :	8,662.00	0.00	0.00
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,062,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,229,726.17	0.00	0.00
Amount of Paid Up Share Capital :	245,229,726.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :04/09/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090337837
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003386300A
Payment Date :	04/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,056,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,221,064.17	0.00	0.00
Amount of Paid Up Share Capital :	245,221,064.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :04/09/2009

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PRIVACY TERMS OF USE

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Transaction Details

Transaction No. :	C090337819
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003386287A
Payment Date :	04/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity * Service * Excellence

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Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,200	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	32,680.00	0.00	0.00
Amount of Paid Up Share Capital :	32,680.00	0.00	0.00
Date of Allotment : *	01/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,053,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,216,514.17	0.00	0.00
Amount of Paid Up Share Capital :	245,216,514.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitt herein to be true and to the best of my knowledge.

Dated on :04/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

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ACRA Home

'elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090334335
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383288A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	84,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	173,020.00	0.00	0.00
Amount of Paid Up Share Capital :	173,020.00	0.00	0.00
Date of Allotment : *	27/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,038,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,183,834.17	0.00	0.00
Amount of Paid Up Share Capital :	245,183,834.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Integrity • Service • Excellenc

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/elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090334322
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383276A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,000	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,200.00	0.00	0.00
Amount of Paid Up Share Capital :	22,200.00	0.00	0.00
Date of Allotment : *	27/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,954,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	245,010,814.17	0.00	0.00
Amount of Paid Up Share Capital :	245,010,814.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

Back Print This Page Confir

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

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Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090334314
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383266A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	11,000	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,440.00	0.00	0.00
Amount of Paid Up Share Capital :	22,440.00	0.00	0.00
Date of Allotment : *	27/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,944,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,988,614.17	0.00	0.00
Amount of Paid Up Share Capital :	244,988,614.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

Back Print This Page Confir

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090334300
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383256A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	27/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,933,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,966,174.17	0.00	0.00
Amount of Paid Up Share Capital :	244,966,174.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090334293
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383243A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G		
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	27/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,930,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,962,482.17	0.00	0.00
Amount of Paid Up Share Capital :	244,962,482.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Velcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090334283
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383232A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	27/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,928,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,958,452.17	0.00	0.00
Amount of Paid Up Share Capital :	244,958,452.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | **About Bizfile** | **e-Services** | **e-Guides** |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090334277
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383224A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,790.00	0.00	0.00
Amount of Paid Up Share Capital :	22,790.00	0.00	0.00
Date of Allotment : *	27/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,925,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,953,902.17	0.00	0.00
Amount of Paid Up Share Capital :	244,953,902.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

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PRIVACY TERMS OF USE

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CONTACT INFO FEEDBACK SITE MAI

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Welcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090334263
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383212A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	102,100	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	209,305.00	0.00	0.00
Amount of Paid Up Share Capital :	209,305.00	0.00	0.00
Date of Allotment : *	24/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,914,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,931,112.17	0.00	0.00
Amount of Paid Up Share Capital :	244,931,112.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090334258
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383208A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,772.00	0.00	0.00
Amount of Paid Up Share Capital :	5,772.00	0.00	0.00
Date of Allotment : *	24/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,812,773	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,721,807.17	0.00	0.00
Amount of Paid Up Share Capital :	244,721,807.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090334249
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383197A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	14,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	28,968.00	0.00	0.00
Amount of Paid Up Share Capital :	28,968.00	0.00	0.00
Date of Allotment : *	24/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,810,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,716,035.17	0.00	0.00
Amount of Paid Up Share Capital :	244,716,035.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090334237
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003383189A
Payment Date :	02/09/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,600.00	0.00	0.00
Amount of Paid Up Share Capital :	5,600.00	0.00	0.00
Date of Allotment : *	24/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,795,973	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,687,067.17	0.00	0.00
Amount of Paid Up Share Capital :	244,687,067.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/09/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO | FEEDBACK | SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

W :ome, Lim Hong Eng | Logout

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ransaction Details

Transaction No. :	C090328380
egistration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003378347A
ayment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	97,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	199,260.00	0.00	0.00
Amount of Paid Up Share Capital :	199,260.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,792,773	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,681,467.17	0.00	0.00
Amount of Paid Up Share Capital :	244,681,467.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

(750)(8)

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

lcome, Lim Hong Eng | Logout

ACRA Home

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Transaction Details

Transaction No. :	C090328369
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003378335A
Payment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	98,800	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	202,540.00	0.00	0.00
Amount of Paid Up Share Capital :	202,540.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,695,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,482,207.17	0.00	0.00
Amount of Paid Up Share Capital :	244,482,207.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090328352
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003378323A
Payment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	23,088.00	0.00	0.00
Amount of Paid Up Share Capital :	23,088.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,596,773	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,279,667.17	0.00	0.00
Amount of Paid Up Share Capital :	244,279,667.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

(730)(6)

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

W'come, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090328336
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003378310A
Payment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,824.00	0.00	0.00
Amount of Paid Up Share Capital :	31,824.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,586,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,256,579.17	0.00	0.00
Amount of Paid Up Share Capital :	244,256,579.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

W come, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

ransaction Details

ransaction No. :	C090328319
Registration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003378295A
Payment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

u you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	7,384.00	0.00	0.00
Amount of Paid Up Share Capital :	7,384.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,570,773	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,224,755.17	0.00	0.00
Amount of Paid Up Share Capital :	244,224,755.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

'ransaction Details

ıransaction No. :	C090328308
Registration No. :	197201770G
:ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
:P Ref. No. :	-
Receipt No. :	ACR0000003378284A
'ayment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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ıı you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,060.00	0.00	0.00
Amount of Paid Up Share Capital :	8,060.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,565,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,217,371.17	0.00	0.00
Amount of Paid Up Share Capital :	244,217,371.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

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ransaction Details

ransaction No. :	C090328287
egistration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003378266A
ayment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,560,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,209,311.17	0.00	0.00
Amount of Paid Up Share Capital :	244,209,311.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

Back | Print This Page | Confir

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	18,200.00	0.00	0.00
Amount of Paid Up Share Capital :	18,200.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,557,773	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,206,217.17	0.00	0.00
Amount of Paid Up Share Capital :	244,206,217.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information *are available at* http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

'ransaction Details

ı ransaction No. :	C090328281
"egistration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003378259A
'ayment Date :	28/08/2009
Total Amount (S$) :	10.00

ıMessage

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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ransaction Details

ı ransaction No. :	C090328263
¯egistration No. :	197201770G
₋ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003378235A
'ayment Date :	28/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	18,200	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	39,130.00	0.00	0.00
Amount of Paid Up Share Capital :	39,130.00	0.00	0.00
Date of Allotment : *	20/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,547,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,188,017.17	0.00	0.00
Amount of Paid Up Share Capital :	244,188,017.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/08/2009

Back | Print This Page | Confir

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Transaction Details

Transaction No. :	C090321047
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003372097A
Payment Date :	24/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	11,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	23,780.00	0.00	0.00
Amount of Paid Up Share Capital :	23,780.00	0.00	0.00
Date of Allotment : *	14/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,079,529,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,148,887.17	0.00	0.00
Amount of Paid Up Share Capital :	244,148,887.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/08/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Transaction Details

Transaction No. :	C090321026
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003372071A
Payment Date :	24/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6,528.00	0.00	0.00
Amount of Paid Up Share Capital :	6,528.00	0.00	0.00
Date of Allotment : *	14/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,517,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,125,107.17	0.00	0.00
Amount of Paid Up Share Capital :	244,125,107.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/08/2009

Back Print This Page Confir

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090321001
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003372055A
Payment Date :	24/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,400	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,928.00	0.00	0.00
Amount of Paid Up Share Capital :	11,928.00	0.00	0.00
Date of Allotment : *	14/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,514,373	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,118,579.17	0.00	0.00
Amount of Paid Up Share Capital :	244,118,579.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/08/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

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Transaction Details

Transaction No. :	C090320983
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003372040A
Payment Date :	24/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,090.00	0.00	0.00
Amount of Paid Up Share Capital :	12,090.00	0.00	0.00
Date of Allotment : *	14/08/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,505,973	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,106,651.17	0.00	0.00
Amount of Paid Up Share Capital :	244,106,651.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/08/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Transaction Details

Transaction No. :	C090320961
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003372017A
Payment Date :	24/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	14/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,498,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,094,561.17	0.00	0.00
Amount of Paid Up Share Capital :	244,094,561.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/08/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090320944
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003371999A
Payment Date :	24/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,650.00	0.00	0.00
Amount of Paid Up Share Capital :	13,650.00	0.00	0.00
Date of Allotment : *	14/08/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,495,573	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,091,467.17	0.00	0.00
Amount of Paid Up Share Capital :	244,091,467.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/08/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090311370
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003364414A
Payment Date :	17/08/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	○In cash	●For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	42,279	0	0
Price per Share :	0.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	0.00	0.00	0.00
Amount of Paid Up Share Capital :	0.00	0.00	0.00
The consideration for which the shares have been allotted :	Shares vested pursuant to SATS Restricted Share Plan		

 # Option 2

Contract in writing

Date of Document : *	19/07/2005
Attachment : *	Resolution passed at SATS EGM on 19 July 200520090817104954.pdf
Continuation of Attachment :	

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***

Number of Shares :	1,079,487,773	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	244,077,817.17	0.00	0.00
Amount of Paid Up Share Capital :	244,077,817.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitte herein to be true and to the best of my knowledge.

Dated on :17/08/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090279018
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003339518A
Payment Date :	29/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,000	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,250.00	0.00	0.00
Amount of Paid Up Share Capital :	10,250.00	0.00	0.00
Date of Allotment : *	24/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,445,494	0	0
Amount of Issued Share Capital :	244,077,817.17	0.00	0.00
Amount of Paid Up Share Capital :	244,077,817.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/07/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090278988
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003339493A
Payment Date :	29/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	24/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,440,494	0	0
Amount of Issued Share Capital :	244,067,567.17	0.00	0.00
Amount of Paid Up Share Capital :	244,067,567.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/07/2009

Back Print This Page Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Transaction Details

Transaction No. :	C090274749
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003336234A
Payment Date :	28/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

7421

Singapore Government
Integrity • Service • Excellence

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ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	11,000	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,550.00	0.00	0.00
Amount of Paid Up Share Capital :	22,550.00	0.00	0.00
Date of Allotment : *	22/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,437,894	0	0
Amount of Issued Share Capital :	244,062,263.17	0.00	0.00
Amount of Paid Up Share Capital :	244,062,263.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/07/2009

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

'elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090274734
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003336220A
Payment Date :	28/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	22/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,426,894	0	0
Amount of Issued Share Capital :	244,039,713.17	0.00	0.00
Amount of Paid Up Share Capital :	244,039,713.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/07/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090274089
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003335799A
Payment Date :	27/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ιttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity * Service * Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	22/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,424,294	0	0
Amount of Issued Share Capital :	244,034,409.17	0.00	0.00
Amount of Paid Up Share Capital :	244,034,409.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :27/07/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity * Service * Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090274057
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003335767A
Payment Date :	27/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity * Service * Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

\ :lcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	22/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,421,694	0	0
Amount of Issued Share Capital :	244,030,717.17	0.00	0.00
Amount of Paid Up Share Capital :	244,030,717.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :27/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090273998
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003335707A
Payment Date :	27/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	22/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,419,094	0	0
Amount of Issued Share Capital :	244,026,687.17	0.00	0.00
Amount of Paid Up Share Capital :	244,026,687.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :27/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

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Transaction Details

Transaction No. :	C090267991
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003330911A
Payment Date :	23/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE

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Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	17,220.00	0.00	0.00
Amount of Paid Up Share Capital :	17,220.00	0.00	0.00
Date of Allotment : *	20/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,416,494	0	0
Amount of Issued Share Capital :	244,022,137.17	0.00	0.00
Amount of Paid Up Share Capital :	244,022,137.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/07/2009

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Transaction Details

Transaction No. :	C090260466
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003324717A
Payment Date :	20/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,660.00	0.00	0.00
Amount of Paid Up Share Capital :	10,660.00	0.00	0.00
Date of Allotment : *	15/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,408,094	0	0
Amount of Issued Share Capital :	244,004,917.17	0.00	0.00
Amount of Paid Up Share Capital :	244,004,917.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/07/2009

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Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

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Velcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090260450
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003324699A
Payment Date :	20/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	15/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,402,894	0	0
Amount of Issued Share Capital :	243,994,257.17	0.00	0.00
Amount of Paid Up Share Capital :	243,994,257.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090260438
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003324690A
Payment Date :	20/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	18,100	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25,702.00	0.00	0.00
Amount of Paid Up Share Capital :	25,702.00	0.00	0.00
Date of Allotment : *	15/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,400,294	0	0
Amount of Issued Share Capital :	243,988,953.17	0.00	0.00
Amount of Paid Up Share Capital :	243,988,953.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/07/2009

Back Print This Page Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090260427
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003324679A
Payment Date :	20/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	67,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	104,160.00	0.00	0.00
Amount of Paid Up Share Capital :	104,160.00	0.00	0.00
Date of Allotment : *	15/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,382,194	0	0
Amount of Issued Share Capital :	243,963,251.17	0.00	0.00
Amount of Paid Up Share Capital :	243,963,251.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

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Transaction Details

Transaction No. :	C090260410
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003324658A
Payment Date :	20/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	15/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,314,994	0	0
Amount of Issued Share Capital :	243,859,091.17	0.00	0.00
Amount of Paid Up Share Capital :	243,859,091.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/07/2009

Back Print This Page Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

Velcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090260388
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003324633A
Payment Date :	20/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,100.00	0.00	0.00
Amount of Paid Up Share Capital :	9,100.00	0.00	0.00
Date of Allotment : *	15/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,312,394	0	0
Amount of Issued Share Capital :	243,855,997.17	0.00	0.00
Amount of Paid Up Share Capital :	243,855,997.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/07/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

ransaction Details

ransaction No. :	C090255365
egistration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003320588A
ayment Date :	16/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at tp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,330.00	0.00	0.00
Amount of Paid Up Share Capital :	5,330.00	0.00	0.00
Date of Allotment : *	10/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,307,194	0	0
Amount of Issued Share Capital :	243,846,897.17	0.00	0.00
Amount of Paid Up Share Capital :	243,846,897.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :16/07/2009

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Transaction Details

Transaction No. :	C090255332
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003320558A
Payment Date :	16/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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.. you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	7,384.00	0.00	0.00
Amount of Paid Up Share Capital :	7,384.00	0.00	0.00
Date of Allotment : *	10/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,304,594	0	0
Amount of Issued Share Capital :	243,841,567.17	0.00	0.00
Amount of Paid Up Share Capital :	243,841,567.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :16/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

'ansaction Details

ı'ansaction No. :	C090255305
Pegistration No. :	197201770G
ıtity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Ref. No. :	-
Receipt No. :	ACR0000003320528A
ayment Date :	16/07/2009
Total Amount (S$) :	10.00

ıessage

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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ıı you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at p://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,090.00	0.00	0.00
Amount of Paid Up Share Capital :	12,090.00	0.00	0.00
Date of Allotment : *	10/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,299,394	0	0
Amount of Issued Share Capital :	243,834,183.17	0.00	0.00
Amount of Paid Up Share Capital :	243,834,183.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :16/07/2009

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PRIVACY TERMS OF USE

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ansaction Details

ı ransaction No. :	C090255262
⁻egistration No. :	197201770G
..ıtity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
ᴐ Ref. No. :	-
Receipt No. :	ACR0000003320491A
ayment Date :	16/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at tp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,282.00	0.00	0.00
Amount of Paid Up Share Capital :	9,282.00	0.00	0.00
Date of Allotment : *	10/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,291,594	0	0
Amount of Issued Share Capital :	243,822,093.17	0.00	0.00
Amount of Paid Up Share Capital :	243,822,093.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :16/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

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ransaction Details

ıransaction No. :	C090255231
"egistration No. :	197201770G
.ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003320460A
ayment Date :	16/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at tp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,100.00	0.00	0.00
Amount of Paid Up Share Capital :	9,100.00	0.00	0.00
Date of Allotment : *	10/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,283,794	0	0
Amount of Issued Share Capital :	243,812,811.17	0.00	0.00
Amount of Paid Up Share Capital :	243,812,811.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :16/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090246110
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003312769A
Payment Date :	10/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,000	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	16,400.00	0.00	0.00
Amount of Paid Up Share Capital :	16,400.00	0.00	0.00
Date of Allotment : *	03/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,278,594	0	0
Amount of Issued Share Capital :	243,803,711.17	0.00	0.00
Amount of Paid Up Share Capital :	243,803,711.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :10/07/2009

Back | Print This Page | Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Transaction Details

Transaction No. :	C090239999
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003307318A
Payment Date :	07/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ittp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	16,300	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	23,146.00	0.00	0.00
Amount of Paid Up Share Capital :	23,146.00	0.00	0.00
Date of Allotment : *	01/07/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,270,594	0	0
Amount of Issued Share Capital :	243,787,311.17	0.00	0.00
Amount of Paid Up Share Capital :	243,787,311.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Government
Integrity * Service * Excellence

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Transaction Details

Transaction No. :	C090239976
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003307292A
Payment Date :	07/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	6,700	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,385.00	0.00	0.00
Amount of Paid Up Share Capital :	10,385.00	0.00	0.00
Date of Allotment : *	01/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,254,294	0	0
Amount of Issued Share Capital :	243,764,165.17	0.00	0.00
Amount of Paid Up Share Capital :	243,764,165.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/07/2009

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

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'elcome, Lim Hong Eng | Logout

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Transaction Details

Transaction No. :	C090239923
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003307242A
Payment Date :	07/07/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,150.00	0.00	0.00
Amount of Paid Up Share Capital :	10,150.00	0.00	0.00
Date of Allotment : *	01/07/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,247,594	0	0
Amount of Issued Share Capital :	243,753,780.17	0.00	0.00
Amount of Paid Up Share Capital :	243,753,780.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :07/07/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.